[Harbin Electric, Inc. Letterhead]

July 17, 2006

VIA EDGAR

Peggy Fisher
Assistant Director
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Harbin Electric, Inc. Amendment No. 2 to Registration Statement on Form SB-2 Filed April 27, 2006 File No. 333-131032

Dear Ms. Fisher:

Please find below the responses of Harbin Electric, Inc. (the “Company”) to the Staff’s comments on Amendment No. 2 to the above referenced Registration Statement as set forth in its letter dated May 19, 2006 directed to Barry Raeburn, Agent for Service for the Company. For your convenience, we are delivering to your office “marked to show changes” copies of Amendment No. 3 to the Registration Statement, comparing Amendment No. 3 with the previous submission.

Please note that the numbered responses below correspond to the numbered comments in the Staff's letter.

Fee Table

1
We note your inclusion of “up to 240,000 shares issuable in connection with performance guarantees.” Please delete the shares from this registration statement since it is uncertain whether they ever will be transferred and are not currently owned by the selling shareholders. In the event that Mr. Yang actually transfers the shares, you may register them for resale at that time on behalf of the owners of the shares.

Response: The Registration Statement has been revised to delete the inclusion of the shares issuable in connection with the performance guarantees.

Security Holders, page 11

2.
We note your response to prior comment 16 from our letter dated February 24, 2006 and reissue it in part. Please tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer, and please make any revisions to the prospectus called for by that comment.

Response: None of the selling stockholders itself is a broker dealer. The disclosure on page 12 of the prospectus has been revised to identify the selling stockholders who are or may be deemed to be affiliates of a broker-dealer. The Company has been advised by each such selling stockholder that such selling stockholder purchased the shares being registered for resale in the ordinary course of business and, at the time of purchase, had no agreements or understandings, directly or indirectly, with any person to distribute such securities. Accordingly, no selling stockholder has been identified in the prospectus as being an “underwriter”.

3.
We note your response to prior comment 17 and reissue it. Please identify the natural persons who beneficially own the shares held by each of the entities named in the Selling Stockholders table, including Lighthouse Consulting Limited and Geri Investments N.V.

Response: The prospectus has been revised on page 12 to identify the natural persons who beneficially own the shares held by the entities named in the Selling Stockholders table.

Directors Executive Officers Promoters and Control Persons page 15

4.
Expand to discuss the transactions that took place and resulted in the equity ownership interests of Mr. Yang and other officers and directors. Please provide sufficient detail, including the consideration paid and the number of shares issued. This disclosure should include, but not be limited to, the HTFI-HTFE transaction described in note 16 to the financial statements.

Response: In response to the Staff’s comment, the prospectus has been revised on page 19 to include a new section entitled “Equity Ownership by Executive Officers and Directors” that details the transactions that took place and resulted in the equity ownership of Mr. Tianfu Yang and other officers and directors, including the granting of stock options to such persons.

5.
We note the employment agreement entered into with Barry Raeburn described on page II-2. Expand to discuss the material terms of the agreement here. State what the fair market value of the common stock was as the time of the option grant. Expand the compensation table to include Mr. Raeburn, or explain supplementally why you believe no revision is necessary.

Response: A discussion of the material terms of Mr. Raeburn’s employment agreement has been included on page 19 of the prospectus. Pursuant to the terms of his employment agreement, the exercise price of Mr. Raeburn’s options was $3.93 (the closing price on September 21, 2005). Such exercise price was greater than the $3.89 high price on September 23, 2005 (the date on which Mr. Raeburn accepted his offer letter) or the $3.90 high price on September 26, 2005, the date on which his employment commenced.

Mr. Raeburn has not been included in the compensation table in reliance upon Instruction 1 to Item 402(a)(2) of Regulation S-B, which provides “no disclosure need be provided for any executive officer, other than the CEO, whose total annual salary and bonus, as so determined, does not exceed $100,000”.

Management Discussion and Analysis, page 28

Significant Accounting Policies, page 28

6.
Please refer to prior comment 30. Please expand your discussion to explain for each accounting policy why you believe that accounting policy is critical. With regard to critical accounting estimates, we would expect you to describe the estimate, the methodology that you use to obtain it, any significant assumptions used by management to derive the estimate, and the nature and possible impact of reasonably likely changes in those assumptions. Explain the significance of the estimate to your financial statements and discuss any changes in the estimate made during the periods presented, as well as the reasons for the changes and the impact of the changes on your financial statements and overall financial performance.

Response:  In response to the Staff’s comment and after further consideration of those accounting policies that require significant judgments and estimates on the part of management, the Company has made substantial modifications to the discussion of critical accounting policies on page 34 of the prospectus.

Financial Statements, page F-1

7.	Please refer to prior comment 35. The financial statement should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date. Please revise to comply.

Response: The prospectus has been modified to include, commencing on page F-20 thereof, the unaudited financial statements for the quarter ended March 31, 2006. In addition, a “Selected Financial Data” section has been added on page 32 of the prospectus to set forth certain statements of operations data for the years ended December 31, 2004 and 2005 and for the three month periods ended March 31, 2005 and 2006, as well as balance sheet data as of December 31, 2005 and March 31, 2006. The Company also has expanded the MD&A section of the prospectus, commencing on page 34, to include a discussion of the interim periods.

Report of Independent Registered Public Accounting Firm, page F-2

8.
Please refer to prior comment 36. Please have your independent auditors respond to us in writing regarding the comment below. Additionally, have your auditors tell us their consideration of AU Section 543 Part of Audit Performed by Other Independent Auditors with regards to the work performed by Topson Accounting Corporation.

We note that your corporate headquarters is located in Harbin, China, you are incorporated in the state of Nevada and your accountants are located in California. Please have your auditors explain how they were able to conduct the audit. Specifically, have them tell us where the audit fieldwork was performed (including who performed the fieldwork), and whether any fieldwork in China was performed by employees of their US based office. If the accounting records and supporting documents are in other than English, have them explain how they were able to read those documents.

Response: A letter addressed to the Commission from Kabani & Company, Inc. responding to the Staff’s comments is attached as Annex A hereto.

Consolidated Statements of Operations, page F-4

9.
We note on page F-6 that in the year-ended December 31, 2004, you had an unrealized loss on investments of $102,245. Please tell us why this amount is not part of your other comprehensive gain/loss presentation.

Response: The consolidated statement of operations has been revised on page F-4 of the prospectus to include the unrealized loss on investments of $102,245 as a line item under “Other comprehensive item”.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2005, page F-5

10.	Please refer to prior comment 40. Revise to clarify that the line item represents only “advances to related party,” not “repayments from related party.”

Response: The consolidated statements of cash flows has been revised on page F-5 of the prospectus to clarify that the $208,015 and the $189,051 for the year ended December 31, 2005 and 2004, respectively, represent repayments to the Company by a related party. The Company supplementally advises that Staff that, as of December 31, 2005, there were no outstanding advances to related party.

Note 1. Organization and Description of Business, page F-7

Joint Venture with Baldor Electric Company, page F-7

11.	Please refer to prior comments 43 and 47. We have the following additional comments:

Please provide an overview of the terms of the January 2005 transactions between Harbin and Baldor Electric Company and describe your accounting for your interest in Baldor beginning with the acquisition date and for each period through the actual date of disposal.

By reference to specific authoritative US GAAP literature, please support Harbin management’s assertion that it is appropriate to deconsolidate the joint venture and reverse the transaction.

Please explain the related party relationship with Baldor Electric before and after the transaction. Explain why you believe these are entities under common control.

We may have additional comments after reviewing your response.

Response: On May 20, 2004, Harbin Tech Full Industry Co., Ltd. (“HTFI”), an affiliate of the Company’s operating subsidiary Harbin Tech Full Electric Co., Ltd. (“HTFE”) entered into a joint venture agreement with Baldor Electric Company, an unaffiliated entity based in Arkansas. A copy of the joint venture agreement was filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Commission on January 27, 2005

On January 12, 2005, HTFI and HTFE entered into a share transfer agreement, pursuant to which HTFI would transfer its 65% interest in the Baldor joint venture to HTFE in exchange for 1,000,000 shares of the Company’s common stock. Baldor was not a party to the share transfer agreement. A copy of the share transfer agreement was filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Commission on January 27, 2005.

Because HTFI was deemed to be an affiliate of the Company and under common control with the Company, the joint venture initially was recorded on the Company’s books at the carrying value on the books of HTFE in accordance with FAS 141 (Paragraph D12).

On May 12, 2005, HTFI, HTFE and the Company entered into an amended and restated share transfer agreement, whereby the number of shares of the Company’s common stock to be issued to be issued to HTFI was reduced from 1,000,000 shares to 786,885 shares. A copy of the amended and restated share transfer agreement was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on May 12, 2005.

The Baldor joint venture never commenced operations and the shares to be issued by the Company to HTFI were never issued. For the quarters ended March 31, June 30 and September 30, 2005, the Company recorded the joint venture on the Company’s books at the carrying value on the books of HTFE, the affiliate from whom the joint venture interest was acquired. No income or expense was recorded as the joint venture had no operations.

Effective as of November 20, 2005, HTFI, HTFE and the Company agreed to terminate the amended and restated share transfer agreement. On termination, the joint venture was deconsolidated, the initial transaction was reversed, and no gain or loss was recorded in a manner similar to a rescission in accordance with APB 29, paragraph 23.

Please note that Baldor is not and never was a related party under common control with the Company or HTFE. Instead, references to a related party were intended to refer to HTFI, which is under common control by Mr. Tianfu Yang.

Note 2. Summary of Significant Accounting Policies, page F-8

Accounts Receivable, page F-8

12.
We note your disclosure on page 28 that you have an accounts receivable allowance of $29,249. Please revise this note to reconcile this amount with your statement “no allowance is deemed necessary” and the “accounts receivable, net” presentation on your balance sheet.

Response: The prospectus has been revised on page F-8 to reconcile the note on accounts receivable in the financial statements with the MD&A.

Inventory, page F-8

13.
Please revise the filing to disclose the method by which amounts are removed from inventory. Also, reconcile your disclosure that “inventory is mainly raw material” with Note 3, which shows 79 percent of your inventory is finished goods.

Response: The note on page F-8 of the prospectus has been revised to include raw material and finished goods. In addition, the Company supplementally advises the Staff that inventory cost is stated as cost using the average cost method.

Revenue Recognition, page F-9

14.
Please refer to prior comment 50. We note in your response that “if the products are faulty due to the company, then the company will exchange these products for free.” Per SFAS 48, “If an enterprise sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if all the conditions in paragraphs 6-8 of SFAS 48 are met, Sales revenue and cost of sales that are not recognized at the time of sale because the conditions are not met should be recognized either when the return privilege has substantially expired or when those conditions are subsequently met, whichever occurs first. Please tell us in greater detail how you comply with SFAS 48 and SAB 104. Your disclosure should clarify the nature of and accounting for your returns.

Response: The Company supplementally advises the Staff that the sales return and allowances were not material in any of the periods. The Company offers its customer the right to return defective product within two years of shipment for repair only. The customer’s representatives along with the Company’s technicians inspect the products at the Company’s premise before shipment. The customers are not allowed to return the products for exchange once the products have passed the inspection.

The Company meets all of the following revenue recognition criteria in paragraph 6-8 of SFAS 48:

•
Price is fixed, payment is not contingent upon sale of product by the buyer, risk of loss is borne by the buyer after delivery, buyer has economic substance, the Company does not have any obligation to bring about resale of the product by the buyer, returns are not accepted except for warranty claims within two years which have historically been negligible.

•
Historically, sales return or warranty claims have not been significant. In estimating returns or warranty claims, the Company considers returns in the period subsequent to the balance sheet date as well as all information available on hand prior to closing the books. The Company’s products are custom made and therefore are not susceptible rapid technological obsolescence or changes in demand.

15.
Please refer to prior comment 51. We note that you have obligations related to on-site installation and transactions where you provide installation and technical services on site for a fee. Tell us the nature of the installation and technical services performed and quantify the amount provided as a percentage of the product sold. If material, revise the filing to disclose your revenue recognition policy.

Response: The Company supplementally advises the Staff that its has not provided any installation and technical service on site for a fee for the years ended December 31, 2004 and 2005 or during the quarter ended March 31, 2006. Since the inception of the Company’s operations, customers have not requested the Company to install the equipment.

Note 5. Main Customers and Vendors, page F-13

16.	We note that you make advances to certain vendors for purchase of materials. Tell us more about these arrangements and any purchase obligations associated. Revise your disclosure to clarify.

Response: The Company supplementally advises the Staff that the Company from time to time enters into non-cancelable purchase commitments with its vendors. As of December 31, 2004, 2005, and March 31, 2006, the Company was obligated under the non-cancelable commitments to purchase materials amounting to $223,000, $793,000, $428,000, respectively. Certain vendors require the Company to prepay a certain percentage of purchase order amount. The percentage of prepayment varies depending on how soon the Company requires delivery.

Footnote 5 on page F-14 of the prospectus has been revised to include the clarifying disclosure.

Note 8, Stockholders’ Equity, page F-14

17.
Please refer to prior comment 44. We note that the warrant have registration rights, but do not include any liquidating damages or penalties. However, we see in Section 2(b) of the registration rights agreement that you are required to “maintain the effectiveness of the Registration Statement” for a proscribed period. Please tell us what recourse the warrant holders have in the event you are unable to maintain the effectiveness of the registration statement during the proscribed period.

Response: The Company supplementally advises the Staff that Section 2(b) of the registration rights agreement provides the holders of the securities underlying the options purchased with the right to have such securities registered and to maintain an effective registration statement relating to such securities under the Securities Act of 1933, as amended, and Section 4 thereof specifies certain obligations of the Company with respect to such registration. Although the registration rights agreement does not provide for liquidated damages or penalties, it is possible that a holder of options could file an action against the Company seeking damages or other relief. The Company believes that it is unlikely that such an action would be filed or that, if filed, it would result in damages, which would be speculative in nature.

Note 9. Stock Options, page F-15

18.
We note the 250,000 options granted on September 26, 2005. If these equity instruments were issued to acquire goods or services provide a separate disclosure pursuant to paragraph 46 of SFAS 123. With regard to all equity instruments issued to non-employees, tell us how you complied with EITF 96-18.

Response: The Company supplementally advises the Staff that the 250,000 options were granted to Barry Raeburn, an employee of the Company, and have been accounted for in accordance with the Company’s accounting policy for employee stock options. Prior to January 1, 2006, the Company accounted for these options under the intrinsic value method under APB 25 and no expense was recorded as the market price was less than the exercise price. For periods commencing with January 1, 2006, the Company started accounting for these options under the fair value method.

Note 13. Earnings per Share, page F-19

19.
Please refer to prior comment 46. We note that your shareholders approved a share split and a stock dividend payment. Such changes in the capital structure must be given retroactive effect throughout the document. Please revise or advise.

Response: The prospectus has been revised on page F-7 to note that the calculations relating to earnings per share had been calculated to reflect the stock split on a retroactive basis.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-1

20.
We note your response to prior comment 59 and reissue it in part. Please disclose all of the information required by Item 701 of Regulation S-B regarding the identified transactions, including the information required by Item 701(d).

Response: The disclosure in Part II, Item 26 has been revised to provide the information required by Item 701 of Regulation S-B.

21.	Please revise your disclosure to identify the related party who purchased shares from you on July 12, 2004.

Response: In response to the Staff’s comment, the disclosure in Part II, Item 26 has been revised to indicate that the sale of 47,000,000 shares of HTFE was to Harbin Tech Full Industry, Co. (“HTFI”). HTFI is an entity controlled by Mr. Tianfu Yang.

Item 28. Undertakings, page II-3

22.	Please provide all of the undertakings required by Items 512(a), (e) and (g) of Regulation S-B.

Response: The undertakings on page II-3 of the Registration Statement have been revised to include additional undertakings set forth in Items 512(a), (e) and (g) of Regulation S-B.

Form 10-QSB for the quarterly period ended March 31, 2006

23.	Please amend your Form 10-KSB and Form 10-QSB as applicable to comply with the above comments.

Response: The Company supplementally advises the Staff that the Form 10-KSB and Form 10-QSB have been revised to address the comments above and that amendments thereto have been filed today with the Commission.

Consolidated Statements of Cash Flows. page 3

24.
We note that the proceeds from the sale of marketable securities are presented as cash flows from financing activities. Paragraph 18 of SFAS 115 requires the proceeds from the disposition of available for sale securities to be classified as cash flows from investing activities. Please revise the filing to comply or tell us why your current classification is appropriate.

Response: The Company has revised the statements of cash flow for the three months ended March 31, 2006 on page F-22 of the Registration Statement to reflect the proceeds from sale of marketable security as cash flow from investing activities.

Basis of Presentation, Page 5

Investment in marketable securities, page 6

25.
Revise to provide all relevant disclosures required by FAS 115 paragraphs 19 through 21. In this regard, we note the line item “reclassification adjustment” of $587,171, to your other comprehensive income. Revise to clarify that the amount relates to the release of the unrealized gain on marketable securities, if true.

Response: The Company supplementally advises the Staff that the Form 10-QSB and the Form SB-2 have been revised on pages 7 and F-25, respectively, to address the comments above.

The Company hereby acknowledges that:

•	the Company is responsible for the accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company many not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses, the enclosures provided herein, or would prefer to organize a conference call to discuss any unresolved matters, please do not hesitate to call me at 215.654.6362.

Very truly yours,

Harbin Electric, Inc.

/s/ Barry Raeburn
Barry Raeburn

ANNEX A

July 17, 2006

Donald C. Hunt Attorney Advisor
Division of Corporate Finance
Securities And Exchange Commission
100 F Street, N.E.
Washington, DC 25049

Re: Harbin Electric, Inc. Reply to SEC Comment # 8 to Amendment No. 2 to
Registration Statement on Form SB-2, Filed April 27, 2006.

SEC Comment

We note that your corporate headquarters is located in Harbin, China, you are incorporated in the state of Nevada and your accountants are located in California. Please explain how your auditors were able to conduct the audit. Specifically, tell us where your accounting records are located, where the audit fieldwork was performed (including who performed that fieldwork), and whether any fieldwork in China was performed by employees of your US based auditors. If the accounting records and supporting documents are in other than English, tell us how your auditors were able to read those documents

Our Response

As stated in the audit report of Kabani & Company, Inc. (“Kabani”) dated March 16, 2006, Kabani reported on the consolidated financial statements Harbin Electric, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and the related consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2005 and December 31, 2004.

The establishment of a foreign CPA firm needs the approval of Ministry of Finance of PRC (“MOF”).  HOWEVER, in practice, MOF has not accepted any application for the establishment of the foreign CPA firm in Peoples Republic of China (PRC). Therefore, a firm based in USA can not perform the field work on its own in PRC. To assist us in the field work of the audit, Kabani hired Topson Accounting Corporation (Topson), a PRC entity based in the PRC.

To clarify the Topson’s capabilities and Kabani’s responsibility as the primary auditor, below is a summary of the procedures employed by Kabani to determine Topson’s capability in auditing the Chinese operations of the registrant.

SAS No. 1, AU 543 required Kabani to perform the following:

*  Determine whether Kabani can report as principal auditor. (AU 543.02)

* Inquire about the reputation and independence of the other auditor. (AU 543.10)

* Coordinate the other auditor certain activities, such as work on inter-company balances, etc. (AU 543.10)

* Decide whether to refer to the work of the other auditor in the report. (AU 543.04)

In the Company’s case, Kabani decided whether they could report as principal auditor by considering the following matters:

* Kabani controlled the full audit, including the audit planning process, design of all the audit programs, supervision of field work and review of the working paper file. Kabani’s representative visited the Company's premises in China during the planning stage of the audit and periodically during the completion of the audit.   Such representative is a Chinese American CPA and is fluent in Chinese.

* The extent of the other auditor’s knowledge of the overall financial statements. Kabani’s President visited the office of Topson before the audit began, interviewed the partner and the audit team involved in the field work and provided training on relevant US GAAP and the SEC rules and regulations.

Based on the above, it was concluded that Kabani & Company could act as the principal auditor.

Kabani made inquiries and applied other procedures to determine the professional reputation and independence of Topson. The inquiries and other procedures included the following:

•  Review of the professional organizations, discussion with other practitioners, as to the professional reputation and standing of Topson.

•  Obtaining a representation letter from Topson stating that they are independent within the meaning of Rule 101 of the Code of Professional Ethics of the American Institute of Certified Public Accountants and rules and regulations of US Securities and Exchange commission and The Public Company Accounting Oversight Board (PCAOB).

•  Obtaining a representation from Topson that they are aware that the financial statements of the component that they are to audit are to be included in the financial statements on which the principal auditor will report.

•  Obtaining a representation Topson that they are familiar with accounting principles generally accepted in the United States and with GAAS promulgated by the AICPA and standards of the Public Company Accounting Oversight Board.

•  Determining that Topson have knowledge of the relevant financial requirements for statements and schedules to be filed with regulatory agencies such as the SEC.

•  A review of matters affecting the elimination of inter-company transactions and accounts and the uniformity of accounting practices among the components included in the financial statements such as any foreign GAAP to US GAAP reconciliation.

•  A review of the reasonableness of certain accounts for the purpose of including them in the financial statements.

In addition, Kabani applied the following procedures to determine the adequacy of Topson’s examination:

•  Visited Topson’s office and discussed the audit procedures applied and their results with the Engagement partner and the Manager.

•  Controlled and approved the audit planning and audit programs for adequacy.

•  Reviewed the workpapers created by Topson, including the work done on internal control and the assessment of control risk.

•   Advised Topson on relevant pronouncements, specifically on SFAS 144, SAB 101 and 104 and other relevant pronouncements. .

•   Discussed with Topson on various aspects of the audit before, during and at the conclusion of the audit.

In addition, we will like to add following to the audit:

o	The Company's accounting records are maintained at its offices in Harbin, China.
o	Substantially all of the accounting records are maintained in Chinese, but structured on a basis that is structured to be in compliance with US GAAP
o
The financial statements and related disclosures are prepared by the Company in consultation with a consultant, a certified public accountant based in Los Angeles, in compliance with US GAAP and with relevant rules and regulations of the SEC. The consultant works directly with the Company and is totally independent from Kabani or Topson. The financial statements and disclosures are reviewed by Kabani at its Los Angeles office.

o	Despite the fact that Kabani has a number of other Chinese-conversant members its staff, the audit working papers are created in English by Topson.
o	Kabani’s in-charge supervisor conducts a thorough review in our Los Angeles office, which in turn is reviewed by an engagement partner and a concurring partner.
o	Kabani then issue its report on the consolidated financial statements.

KABANI & COMPANY, INC.
Kabani & Company, Inc.